FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of July, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1  Blocklisting Interim Review dated 7 July 2003
Exhibit No. 2  Holding(s) in Company dated 18 July 2003
Exhibit No. 3  Holding(s) in Company dated 21 July 2003
Exhibit No. 4  Acquisition Update dated 22 July 2003
Exhibit No. 5  Holding(s) in Company dated 30 July 2003
Exhibit No. 6  Interim results telecon dated 31 July 2003

Exhibit No. 1

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

    HANSON PLC

2. NAME OF SCHEME:

    HANSON SHARE OPTION SCHEMES

3. PERIOD OF RETURN:       FROM:                               TO:

                                                  JANUARY 1 2003              JUNE 30 2003

4. NUMBER AND CLASS OF SHARES(S)
    (AMOUNT OF STOCK/DEBT SECURITY)
    NOT ISSUED UNDER SCHEME
    AT END OF THE LAST PERIOD:

    3,560,971

5. NUMBER OF SHARES ISSUED/ALLOTTED
    UNDER SCHEME DURING PERIOD:

    0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
    AT END OF PERIOD:

    3,560,971

7. NUMBER AND CLASS OF SHARE(S)
    (AMOUNT OF STOCK/DEBT SECURITIES)
    ORIGINALLY LISTED AND THE DATE OF ADMISSION:

    I) LISTING REF: A/699/1997

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

736,968,849

CONTACT FOR QUERIES

NAME:             P D TUNNACLIFFE

TELEPHONE:  020 7245 1245

Exhibit No. 2

Hanson PLC

July 18, 2003

Holding in Company

Hanson PLC has received notification today that as at July 14, 2003 Barclays PLC, through various legal entities, had a notifiable interest in 36,458,082 ordinary shares in Hanson PLC, representing 4.95% of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 3

Hanson PLC

July 21, 2003

Holding in Company

Hanson PLC has received notification that, as at July 17, 2003, Franklin Resources Inc and its affiliates had a notifiable interest in 22,147,612 ordinary shares in Hanson PLC, representing 3.0052% of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 4

July 22, 2003

Hanson PLC completes $149 million acquisition of Better Materials Corporation

On April 16, 2003, Hanson PLC, the international building materials company, announced an agreement to acquire Better Materials Corporation. This acquisition was completed on July 18, 2003. The purchase price was $149 million in cash, plus working capital adjustments and the assumption of approximately $3 million in debt.

Inquiries:        Justin Read
                  Hanson PLC
                  Tel: +44 (0) 20 7245 1245

Exhibit No. 5

Hanson PLC

July 30, 2003

Holding in Company

Hanson PLC has received notification that as of July 29, 2003 Franklin Resources Inc and its affiliates no longer have a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 6

July 31, 2003
Hanson PLC - interim results conference call

Hanson PLC, the international building materials company, announced its interim results for the six months ended June 30, 2003 at 7:00am (BST) on July 31, 2003.
A meeting will be held for the financial community in London following this announcement. A teleconference facility will be available to listen-in to this meeting.
TELECONFERENCE DETAILS
Please dial in 5-10 minutes before the start to register your call.
Start time: 9:00am (BST)
Dial-in number: +44 (0) 208 901 6901
Chairperson: Alan Murray

A replay of the teleconference will be available until 5:00pm on Friday, August 1, 2003.
Dial-in number (UK): +44 (0) 208 797 2499
Pin number: 917772#
Dial-in number (US): 1 303 590 3060
PIN number: 21008962#
Slides to accompany the teleconference will be available on Hanson's website www.hansonplc.com
Inquiries: Justin Read
Hanson PLC
Tel: +44 20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   August 1, 2003